"Exemption 82-1357"

Continental

Continental Aktiengesellschaft

Press Release

03 FEB -6 AM 7:21

03003662

SUPPL

ContiTech Air Sp[illegible]

New Joint Venture in Korea

03 FEB -6 AM 7:21

Hanover/Seoul, February 3, 2003. ContiTech Luftfedersysteme GmbH, Hanover, has signed a joint venture agreement with the Korean original equipment manufacturer for commercial vehicles Dae Won Kang Up Co., Ltd., Seoul. Gerhard Lerch, general manager of ContiTech Holding GmbH, a company of Continental AG and Dr. Thomas Johannsen, general manager of ContiTech Luftfedersysteme GmbH, together with the president of the Korean company, Seung-Ho Hur, signed the agreement to set up the joint venture that will trade under the name ContiTech Dae Won Airspring Systems Co., Ltd.

The objective of the joint venture is a further increase in the market share of ContiTech air springs for commercial vehicles in the Asian region. To achieve this, investments totaling 3 million euros will be made in a manufacturing facility in Korea by the end of 2003. Production is scheduled to start up in the 1st quarter of 2004. Until the new enterprise has its own output, ContiTech will continue to supply air spring systems to the joint venture.

The two controlling companies have been working together since 1985. In 2002 ContiTech Air Springs shipped more than 69,000 air springs to the Korean company that has a market share of 80 percent in its domestic market in the equipping of commercial vehicles with air springs.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

Asia is an important growth market for ContiTech: Whereas the original equipment sector in Europe will only show a slight growth in the upcoming years, experts forecast high growth rates, possible even double-digit ones, for the Asian region. That is why several European commercial vehicle manufacturers are setting their sights on Asia and intensifying their activities there.

ContiTech Luftfedersysteme GmbH is a manufacturer of components and complete systems for variable-level air suspension systems used for commercial vehicles, buses, rail vehicles, stationary machinery and base plates. As the market leader in Europe and number two worldwide, ContiTech Air Springs employs altogether some 750 people at three manufacturing locations in Germany, Mexico and Turkey and posted sales of 109 million euros in 2001.

ContiTech Holding GmbH has a worldwide workforce of around 15,000 employees. In 2001 it realized sales of 1.8 billion euros. The holding is a division of Continental AG, one of the world's top automotive components suppliers with around 65,000 employees and sales of 11.2 billion euros last year.

Andreas Meurer
Head of Press
Tel.: +49-0511-938-1278
Fax: +49-0511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com